UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04009285

PROCESSED
JUL 28 2004
THOMSON
FINANCIAL

B

February 23, 2004

Act Securities Exchange Act of 1934
Section 17
Rule 17a-5
Public Availability March 8, 2004

Mr. John Diamond
Managing Member
Wissahickon Financial, LLC
10 Matson Court
Wilmington, DE 19805

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Diamond:

We have received your letter, dated February 10, 2004, in which you request on behalf of Wissahickon Financial, LLC (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ended December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on December 2, 2003. The Firm is required, under paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year, unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective December 2, 2003, you have requested an exemption from filing annual audit reports for the year ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. The annual report for the year ending December 31, 2004, however, must cover the entire period from December 2, 2003, the effective date of the Firm's registration with the Commission.

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This letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described in this letter. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Matthew B. Comstock
Special Counsel

cc: Xiomara Perez, American Stock Exchange LLC

Matt

February 10, 2004

Mr. Tom McGowan
United States Securities and Exchange Commission
Division of Market Regulation
450 5TH Street, N.W.
Washington, D.C. 20549

Dear Mr. McGowan:

I write to you to request a waiver for the December 31, 2003 annual audit that is required by Rule 17a-5 for Wissahickon Financial LLC (the "Company"). The Company was approved for membership with the American Stock Exchange on December 1, 2003. I certify that the audit for the next period will be for thirteen months ending December 31, 2004 and will include December 2003 activity.

Our SEC file number is 8-66208 and our CRD number is 129272.

I believe that with the new membership and limited activity since we were accepted as a member, should be a basis to grant our request. Additionally, our minimum net capital requirement is $100,000. If you require additional information, please do not hesitate to call me at (917) 414-6834. Please send your response to Wissahickon Financial, LLC, 10 Matson Court, Wilmington, DE 19805.

Very truly yours,

John Diamond

John Diamond
Managing Member